UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Matter DK ApS Transactions

Matter MOU

On May 23, 2025, Diginex signed a memorandum of understanding (the “Matter MOU”) to acquire Matter DK ApS (“Matter”) in an all share acquisition. Matter is an innovative ESG data company focused on delivering sustainability data and analytics solutions to the investment industry and helping financial institutions understand and communicate the sustainability of investments. Matter is based in Copenhagen, Denmark, and their largest shareholder is NASDAQ. The Matter MOU values the equity of Matter at $13 million which will be paid through the issuance of Diginex ordinary shares valued at the 60-trading day trailing VWAP (volume weighted average price) as of May 23, 2025, and such shares issued to Matter will be subject to an 18-month lock-up period. Diginex aims to enhance its portfolio by integrating Matter’s advanced ESG data analytics, benchmarking and reporting capabilities. We expect the acquisition will enable Diginex to offer more comprehensive ESG solutions to organizations worldwide, helping them navigate the complexities of sustainability and meet evolving regulatory and stakeholder expectations for ESG reporting. A copy of the Matter MOU is attached hereto as Exhibit 10.1.

The Matter Loan Agreement

Also on May 23, 2025, Diginex entered into a loan agreement with Matter (the “Matter Loan Agreement”), pursuant to which Diginex agreed to loan Matter EUR 250,000, as follows: (1) EUR 150,000 within 3 business days of the signing of the Matter MOU, (2) EUR 50,000 within 30 days following the signing of the Matter MOU, and (3) EUR 50,000 within 60 days following the signing of the Matter MOU. The loan principal shall accrue interest at a rate of 5% per annum. Matter shall repay all amounts outstanding under the Matter Loan Agreement together with all accrued interest only if the Diginex fails to acquire 100% of the share capital of Matter under permitted reasons set forth in the Matter MOU. Repayment will be due 60 days after notification from Diginex that they will not proceed with the acquisition of Matter. A copy of the Matter Loan Agreement is attached hereto as Exhibit 10.2.

The Matter SPA

Diginex and Matter signed a Share Purchase Agreement (“Matter SPA”) dated August 14, 2025 memorializing Diginex’s acquisition of Matter (the “Acquisition”) pursuant to the terms and conditions set forth in the Matter MOU, subject to certain closing conditions set forth in the Matter SPA. Terms not otherwise defined shall have the meaning ascribed to them in the Matter SPA.

Pursuant to the Matter SPA, Diginex will acquire 100% of the Matter’s nominal share capital, corresponding to nominally DKK 109,236.82 fully paid-in shares, representing all equity-related rights in the Company on a fully diluted, as-if-converted basis (the “Matter Shares”) in exchange for a total of 155,187 ordinary shares of Diginex, valued by the Parties at $83.77 per ordinary share (the :Consideration Shares”), payable as follows:

1. Firstly, an amount corresponding to 85% of the Purchase Price (USD$11,050,000) shall be settled on the Closing Date through the issuance of 131,909 Diginex ordinary shares, such shares having an aggregate value equal to 85% of the Purchase Price based on the volume-weighted average price of Diginex’s ordinary shares over the 60 trading days immediately preceding 23 May 2025, which was $83.77; and

2. Secondly, the remaining 15% of the Purchase Price (USD$1,950,000) shall be settled 12 months after the Closing Date through the issuance of 23,278 Diginex ordinary shares, such shares having an aggregate value equal to 15% of the Purchase Price based on the volume-weighted average price of Diginex’s ordinary shares over the 60 trading days immediately preceding 23 May 2025, which was $83.77.

In exchange for the Noteholders, as defined in the Matter SPA, receipt of the Consideration Shares the Convertible Note, as defined in the Matter SPA, shall be satisfied and cancelled. All of the recipients of the Consideration Shares shall be subject to a lock-up for a period of 18 months from the Closing Date.

Diginex will at Closing also reserve a total of 29,844 ordinary shares (the “Incentive Shares”) for distribution to the Key Persons, as defined in the Matter SPA. The Incentive Shares have an indicative value of USD 2,500,000 based upon the agreement between the Parties. The Incentive Shares shall vest in equal proportions, 50% of the Incentive Shares will vest 12 months after the Closing and the remaining 50% of the Incentive Shares will vest 24 months after the Closing.

Diginex agrees to file a registration statement on Form F-1 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) within 90 days of Closing in respect of the Consideration Shares and Incentive Shares. Diginex shall use its reasonable best efforts to have the Registration Statement, and any amendment, declared effective by the SEC at the earliest date thereafter. The Parties expect the Acquisition to close in the next thirty (30) days.

The foregoing is just a summary of the Matter SPA and is qualified in its entirety by the actual Matter SPA, a copy of which is attached hereto as Exhibit 10.3 and is incorporated by reference.

Addendum to the Matter SPA

On August 29, 2025, the parties entered into an addendum to the Matter SPA (the “Addendum”), which provided that the Consideration Shares and the Incentive Shares to be issued pursuant to the Matter SPA will be adjusted to account for Diginex bonus share issuance that occurred on September 8, 2025, whereby seven bonus ordinary shares were issued for every one ordinary share held on September 5, 2025, the record date. A copy of the Addendum is attached hereto as Exhibit 10.5.

The Second Matter Loan Agreement

On August 29, 2025, Diginex and Matter entered into a new loan agreement pursuant to which Diginex agreed to loan to the Matter a total principal amount of up to EUR500,000 to be drawn down in tranches mutually agreed between the Parties (the “Second Matter Loan Agreement”). Matter shall pay interest on the Loan to Diginex at the rate of 5% per annum, accruing from drawdown until repayment or conversion of loan closing of the Acquisition. As of September 9, 2025, Diginex has loaned Matter EUR 250,000 under the Second Matter Loan Agreement. A copy of the Second Matter Loan Agreement is attached hereto as Exhibit 10.4.

Completion of Eight to One Stock Split Paid as Bonus Shares

The Company has completed the distribution of a bonus shares issuance, whereby seven bonus ordinary shares were issued for every one ordinary share held on September 5, 2025, the record date. As of the close of business on September 8, 2025, each shareholder of record, as of September 5, 2025, received seven bonus ordinary shares for every one ordinary share held.

Following the distribution, the Company’s issued and outstanding ordinary shares have increased proportionately. As of September 8, 2025, the Company has approximately 201,950,104 ordinary shares issued and outstanding. The securities held by the holders of the Company’s warrants and employee share options, outstanding as of the record date, will be adjusted to account for the bonus share issuance. The Company’s authorized share capital and the par value per ordinary share remain unchanged, and there is no change to the Company’s CUSIP number or trading symbol.

On September 8, 2025, the Company issued a press release concerning the bonus share issuance, a copy of which is attached hereto as Exhibit 99.1

Exhibits

Exhibit No.	Description
10.1	Memorandum of Understanding, dated May 23, 2025 between Diginex Limited and Matter DK ApS
10.2	Loan Agreement, dated May 23, 2025 between Diginex Limited and Matter DK ApS
10.3	Share Purchase Agreement, dated August 14, 2025 between Diginex Limited and Matter DK ApS
10.4	Loan Agreement dates August 29, 2025 between Diginex Limited and Matter DK ApS
10.5	Addendum to the Share Purchase Agreement dated August 29, 2025 between Diginex Limited and Matter DK ApS.
99.1	Press Release, dated September 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: September 10, 2025		/s/ Mark Blick
	Name:	Mark Blick
	Title:	Chief Executive Officer
(Principal Executive Officer)